June 29, 2020

VIA EDGAR

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attention: Kevin Dougherty

Re:	Sunnova Energy International Inc.
Form S-1 Registration Statement
File No. 333-239518

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Sunnova Energy International Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on July 1, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that we have not yet effected any distribution of a preliminary prospectus related to the offering as of the date hereof, but we intend to do so upon effectiveness.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

***

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.
CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN SACHS & CO. LLC
As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
Name:	Michael Rhodes
Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Ray Wood
Name:	Ray Wood
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name:	Rebecca Kotkin
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
Name:	Charles Park
Title:	Managing Director